RENEWABLE ENERGY GROUP, INC.

416 S. Bell Ave.  PO Box 888

Ames, IA  50010

March 17, 2008

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:       Renewable Energy Group, Inc.—Registration Statement on Form S-1 (File No. 333-144588) Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Renewable Energy Group, Inc. (the “Registrant”) hereby requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-144588), together with all exhibits thereto, originally filed with the Commission on July 16, 2007, on the grounds that current market conditions do not support a public offering of the Registrant’s Common Stock at this time.  No securities have been offered or sold pursuant to the Registration Statement for which withdrawal is being requested.  The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Sincerely,

/s/ JEFFREY STROBURG

Jeffrey Stroburg
Chief Executive Officer